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                 February 7, 2022

       Corbin J. Robertson, Jr.
       Chief Executive Officer
       Natural Resource Partners L.P.
       1201 Louisiana St.
       Suite 3400
       Houston, TX 77002

                                                        Re: Natural Resource
Partners L.P.
                                                            Registration
Statement on Form S-3
                                                            Filed January 31,
2022
                                                            File No. 333-262435

       Dear Mr. Robertson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Karina Dorin, Staff
       Attorney, at (202) 551-3763 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Ramey Layne, Esq.